Filed by ProCap Financial, Inc.

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Columbus Circle Capital Corp. I

Commission File No.: 001-42653

Date: July 31st, 2025

On July 31st, Anthony Pompliano, the Chief Executive Officer of ProCap BTC, LLC and ProCap Financial, Inc., which are parties to a previously disclosed Business Combination Agreement, dated as of June 23, 2025, with Columbus Circle Capital Corp. I, ProCap Financial, Inc., and ProCap BTC, LLC, among other parties, through his daily newsletter, shared the following:

7/31/25, 9:41 AM (100) Bitcoin Rate of Return - by Anthony Pompliano

The Pomp Letter

Bitcoin Rate of Return

8

1

1

1x 15 30

0:00 -3:51

Bitcoin Rate of Return

ANTHONY POMPLIANO

JUL 31, 2025

8 1 1 Share Transcript

The Pomp Letter

Audio edition of Pomp's daily newsletter where he shares his analysis on the latest in business, finance, the economy, and bitcoin.

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7/31/25, 9:41 AM (100) Bitcoin Rate of Return - by Anthony Pompliano

To investors,

There are a few different ways you can measure the results of an investment. You can use Internal Rate of Return (IRR), Return on Investment (ROI), Compound Annual Growth Rate (CAGR), or Time-Weighted and Money-Weighted Returns (TWR/MWR).

Each of these metrics is trying to measure something slightly different, but ultimately the goal is for the calculation to answer the question "is this investment good or bad?"

But there is one problem with these metrics — they all measure the investment return against the US dollar. Why is that a problem? Well, the dollar is being debased at an accelerated rate, so most assets priced in dollars continue to trend higher simply because of the loss of purchasing power.

According to Truflation, the US dollar has lost 28% of its purchasing power since January 2020. That is insane debasement in about half a decade.

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7/31/25, 9:41 AM (100) Bitcoin Rate of Return - by Anthony Pompliano


Truflation US Aggregate Inflation Index TRUFUS-AGG
Index
Composition
Factsheet
Docs
Trade
Predictions
Year on year
Aggregated
Insights
Truflation US Aggregate Inflation Index
TRUFUS-AGG
Updated July 31 2025
28.20%
-0.01
Compounded inflation rate since Jan 2020
25.90%
YTD LOW
28.46%
YTD HIGH
Powered by TRUF
Compare
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1Y
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MAX
Index
$USD
%
28.50%
28.00%
27.50%
27.00%
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26.00%
25.50%
AUG
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Truflation
US Aggregated

So how can you measure the success of an investment while removing the impact of dollar debasement? One way to do it would be to measure the success of an investment against a finite asset that can not be debased or printed.

We can call this a "Bitcoin Rate of Return."

If we apply the concept to the S&P 500, we get a very interesting story. In dollar terms, the S&P 500 has appreciated approximately 100% since 2020.


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7/31/25, 9:41 AM (100) Bitcoin Rate of Return - by Anthony Pompliano


Market Summary > SPDR S&P 500 ETF Trust
634.46 USD
+307.94 (94.31%) past 5 years
Closed: Jul 31, 8:46AM EDT • Disclaimer
Pre-market 640.19 +5.73 (0.90%)
+ Follow
1D
5D
1M
6M
YTD
1Y
5Y
Max
700
600
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2022
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But if we measure the S&P 500's success against bitcoin instead of the US dollar, we can see that the S&P is down 85% since 2020 in bitcoin terms. That is a complete destruction of stock portfolios when measured against a finite asset.

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7/31/25, 9:41 AM (100) Bitcoin Rate of Return - by Anthony Pompliano


The S&P 500 is down 85% in bitcoin terms since 2020
While the S&P 500 has gained roughly 98% in US dollar terms, it has collapsed against the value of bitcoin.
S&P 500 priced in BTC
0.35
0.30
0.25
0.20
0.15
0.10
0.05
0.00
2021
2022
2023
2024
2025
Data from Bloomberg, CoinGecko; calculated by dividing S&P 500 and bitcoin closing prices over time
Chart: Phil Rosen, Opening Bell Daily • Created with Datawrapper
OPENING BELL DAILY

You can see the same phenomenon at play with US housing. The median US home has appreciated by about 50% since 2016 when measured in dollar terms. But the same median home has dropped 99% when priced in bitcoin. The home cost about 664 bitcoin in 2016 and now it cost less than 6 bitcoin. I explain this issue here:

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7/31/25, 9:41 AM (100) Bitcoin Rate of Return - by Anthony Pompliano


INCREASE.

So if you were measuring the appreciation of your home, which is a very large portion of many people's net worth, then you thought you were getting wealthier in dollar terms, but you were actually getting poorer in terms of a finite asset.

These examples are a big reason why I believe "Bitcoin Rate of Return" will become an important new metric in traditional finance.

In fact, I believe this concept is so important that we have decided to change the ticker symbol for our bitcoin-native

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7/31/25, 9:41 AM (100) Bitcoin Rate of Return - by Anthony Pompliano

financial services company, which will be called ProCap Financial after our proposed public market business combination, to BRR.

Here is what we wrote in a recent press release about the ticker symbol change:

> *"BRR stands for "Bitcoin Rate of Return," a concept that ProCap BTC believes will emerge as a defining performance metric in the next era of finance. As traditional currencies face ongoing debasement, ProCap BTC advocates for a shift in perspective to evaluating returns not in nominal U.S. dollars, but in Bitcoin, as one of the world's most sound and scarce monetary assets.*
>
> *Upon completion of the proposed Business Combination, the goal of the go-forward public company, ProCap Financial Inc. ("ProCap Financial"), is to outperform Bitcoin by accretively acquiring more Bitcoin to grow ProCap Financial's Bitcoin-per-share. In addition, ProCap Financial's long-term ambition is to evolve into a full-spectrum Bitcoin-native financial institution where every dollar raised, deployed, or borrowed ultimately compounds back into more Bitcoin per*

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7/31/25, 9:41 AM (100) Bitcoin Rate of Return - by Anthony Pompliano

> *share through differentiated yield-generating strategies and operating cash flows that will support the Bitcoin network and its ecosystem partners.*
>
> *Given ProCap Financial's planned strategic focus on generating a compelling Bitcoin rate of return, the transition to the ticker symbol BRR serves as a clear reflection of its long-term vision and alignment with its core objective."*

You can read the full press release here by clicking here. The ticker symbol change becomes effective today.

I share this information with you because you are going to hear me talking about Bitcoin Rate of Return a lot more in the future. Measuring the success of an investment against the US dollar is easy mode. Anyone can buy assets, wait for the government to debase dollars, and then claim victory. I mean even gold is outperforming the S&P 500 over the last 10 years.

So now the real challenge becomes whether an investor or company can outperform bitcoin. Can someone generate a positive Bitcoin Rate of Return? This makes bitcoin the

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7/31/25, 9:41 AM (100) Bitcoin Rate of Return - by Anthony Pompliano

new hurdle rate. And as I continue to say, if you can't beat it, you have to buy it.

Hope you all have a great day. I'll talk to everyone tomorrow.

- Anthony Pompliano

Founder & CEO, Professional Capital Management

Anthony Pompliano Explains Why The Bitcoin Bull Run Is Far From Over

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7/31/25, 9:41 AM (100) Bitcoin Rate of Return - by Anthony Pompliano


The Bitcoin Bull Run Is Far From Over

Polina Pompliano and Anthony Pompliano discuss what's going on with bitcoin, hash-rate hitting all-time highs, tariffs, and why the American economy is still king.

Enjoy!

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IMPORTANT LEGAL INFORMATION

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7/31/25, 9:41 AM (100) Bitcoin Rate of Return - by Anthony Pompliano

ProCap Financial and CCCM intend to file with the U.S. Securities and Exchange Commission (the "SEC"). a Registration Statement on Form S-4 (as may be amended, the "Registration Statement"), which will include a preliminary proxy statement of CCCM and a prospectus (the "Proxy Statement/Prospectus") in connection with (i) the proposed Business Combination, to be effected subject to and in accordance with the terms of the Business Combination Agreement dated as of June 23, 2025 (as amended on July 28, 2025, and as may be further modified, amended or supplemented from time to time, the "Business Combination Agreement"), by and among ProCap Financial, CCCM, Crius SPAC Merger Sub, Inc., a Delaware corporation, Crius Merger Sub, LLC, a Delaware limited liability company, ProCap BTC, and Inflection Points Inc, d/b/a Professional Capital Management, a Delaware corporation, (ii) a private placement of non-voting preferred units ("ProCap BTC Preferred Units") of ProCap BTC to certain "qualified institutional buyers" as defined in Rule 144A of the Securities Act of 1933, as amended (the "Securities Act"), or institutional "accredited investors" (as defined in Rule 506 of Regulation D) (such investors, "qualifying institutional investors") (the "Preferred Equity Investment") pursuant to preferred equity subscription agreements, and (iii) commitments by qualifying institutional investors to purchase convertible notes ("Convertible Notes") issuable in connection with the closing of the Proposed Transactions by ProCap Financial (the "Convertible Note Offering" and, together with the Preferred Equity Investment and the Business Combination, the "Proposed Transactions") pursuant to convertible notes subscription agreements. The definitive proxy statement and other relevant documents will be mailed to shareholders of CCCM as of a record date to be established for voting on the Proposed Transactions and other matters as described in the Proxy Statement/Prospectus. CCCM and/or ProCap Financial will also file other documents regarding the Proposed Transactions with the SEC. This communication does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF CCCM AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH CCCM'S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT CCCM, PROCAP BTC, PROCAP FINANCIAL AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by CCCM and ProCap Financial, without charge, once available, on the SEC's website at www.sec.gov, or by directing a request to: Columbus

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Circle Capital Corp I, 3 Columbus Circle, 24th Floor, New York, NY 10019; e-mail: IR@ColumbusCircleCap.com, or upon written request to ProCap Financial Inc. at 600 Lexington Ave., Floor 2, New York, NY 10022, respectively.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE PROPOSED TRANSACTIONS OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The offer and sale of the Convertible Notes to be issued by ProCap Financial pursuant to the Convertible Note Offering and the offer and sale of the ProCap BTC Preferred Units in the Preferred Equity Investment, in connection with the Proposed Transactions, has not been registered under the Securities Act, and such securities may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in Solicitation

CCCM, ProCap BTC, ProCap Financial and their respective directors, executive officers, certain of their shareholders and other members of management and employees may be deemed under SEC rules to be participants in the solicitation of proxies from CCCM's shareholders in connection with the Proposed Transactions. A list of the names of such persons, and information regarding their interests in the Proposed Transactions and their ownership of CCCM's securities are, or will be, contained in CCCM's filings with the SEC, including the final prospectus for CCCM's initial public offering filed with the SEC on May 19, 2025 (the "IPO Prospectus"). Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of CCCM's shareholders in connection with the Proposed Transactions, including the names and interests of ProCap BTC's and ProCap Financial's respective directors or managers and executive officers, will be set forth in the Registration Statement and Proxy Statement/Prospectus, which is expected to be filed by ProCap Financial and CCCM with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This communication and the information contained herein is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of CCCM, ProCap BTC

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or ProCap Financial, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Transactions involving ProCap Financial, ProCap BTC, and CCCM, including expectations, hopes, beliefs, intentions, plans, prospects, financial results or strategies regarding ProCap BTC, ProCap Financial, CCCM and the Proposed Transactions, statements regarding the anticipated benefits and timing of the completion of the Proposed Transactions, the assets that may be held by ProCap BTC and ProCap Financial and the value thereof, the price and volatility of bitcoin, bitcoin's growing prominence as a digital asset and as the foundation of a new financial system, ProCap Financial's listing on any securities exchange, the macro and political conditions surrounding bitcoin, the planned business strategy including ProCap Financial's ability to develop a corporate architecture capable of supporting financial products built with and on bitcoin including native lending models, capital market instruments, and future innovations that will replace legacy financial tools with bitcoin-aligned alternatives, plans and use of proceeds, objectives of management for future operations of ProCap Financial, the upside potential and opportunity for investors, ProCap Financial's plan for value creation and strategic advantages, market size and growth opportunities, regulatory conditions, technological and market trends, future financial condition and performance and expected financial impacts of the Proposed Transactions, the satisfaction of closing conditions to the Proposed Transactions and the level of redemptions of CCCM's public shareholders, and ProCap Financial's expectations, intentions, strategies, assumptions or beliefs about future events, results of operations or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words "believe," "project," "expect," "anticipate," "estimate," "intend," "strategy," "future," "opportunity," "potential," "plan," "may," "should," "will," "would," "will be," "will continue," "will likely result," and similar expressions. Forward-looking statements are predictions, projections and other statements about future events or conditions that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, but not limited to: the risk that the Proposed Transactions may not be completed in a timely manner or at all,

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which may adversely affect the price of CCCM's securities; the risk that the Proposed Transactions may not be completed by CCCM's business combination deadline; the failure by the parties to satisfy the conditions to the consummation of the Proposed Transactions, including the approval of CCCM's shareholders; failure to realize the anticipated benefits of the Proposed Transactions; the level of redemptions of the CCCM's public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A ordinary shares of CCCM or the shares of common stock, par value $0.001 per share, of ProCap Financial ("Pubco Common Stock") to be listed in connection with the Proposed Transactions; the insufficiency of the third-party fairness opinion for the board of directors of CCCM in determining whether or not to pursue the Proposed Transactions; the failure of ProCap Financial to obtain or maintain the listing of its securities on any securities exchange after the closing of the Proposed Transactions; risks associated with CCCM, ProCap BTC and ProCap Financial's ability to consummate the Proposed Transactions timely or at all, including in connection with potential regulatory delays or impediments, changes in bitcoin prices or for other reasons; costs related to the Proposed Transactions and as a result of becoming a public company; changes in business, market, financial, political and regulatory conditions; risks relating to ProCap Financial's anticipated operations and business, including the highly volatile nature of the price of bitcoin; the risk that ProCap Financial's stock price will be highly correlated to the price of bitcoin and the price of bitcoin may decrease between the signing of the definitive documents for the Proposed Transactions and the closing of the Proposed Transactions or at any time after the closing of the Proposed Transactions; asset security and risks associated with CCCM, ProCap BTC and ProCap Financial's ability to consummate the Proposed Transactions timely or at all, including in connection with potential regulatory delays or impediments, changes in bitcoin prices or for other reasons; risks related to increased competition in the industries in which ProCap Financial will operate; risks relating to significant legal, commercial, regulatory and technical uncertainty regarding bitcoin; risks relating to the treatment of crypto assets for U.S. and foreign tax purposes; risks related to the ability of ProCap BTC and ProCap Financial to execute their business plans; the risks that launching and growing ProCap Financial's bitcoin treasury advisory and services in digital marketing and strategy could be difficult; challenges in implementing ProCap Financial's business plan due to operational challenges, significant competition and regulation; risks associated with the possibility of ProCap Financial being considered to be a "shell company" by any stock exchange on which ProCap Financial's common stock will be listed or by the SEC, which may impact ProCap Financial's ability to list Pubco Common Stock and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities, which could impact materially the time, cost and ability of ProCap Financial to raise capital after the closing of the Proposed Transactions; the outcome of any potential legal proceedings that may be instituted against ProCap Financial, ProCap BTC, CCCM or others in connection with or following announcement of the Proposed

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Transactions, and those risk factors discussed in documents that ProCap Financial and/or CCCM filed, or that will be filed, with the SEC, including as will be set forth in the Registration Statement to be filed with the SEC in connection with the Proposed Transactions.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the "Risk Factors" section of the IPO Prospectus, CCCM's Quarterly Reports on Form 10-Q and CCCM's Annual Reports on Form 10-K that will be filed by CCCM from time to time, the Registration Statement that will be filed by ProCap Financial and CCCM and the Proxy Statement/Prospectus contained therein, and other documents that have been or will be filed by CCCM and ProCap Financial from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that neither CCCM nor ProCap Financial presently know or that CCCM and ProCap Financial currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and each of CCCM, ProCap BTC, and ProCap Financial assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither CCCM, ProCap BTC, nor ProCap Financial gives any assurance that any of CCCM, ProCap BTC or ProCap Financial will achieve their respective expectations. The inclusion of any statement in this communication does not constitute an admission by CCCM, ProCap BTC or ProCap Financial or any other person that the events or circumstances described in such statement are material.

---

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Annex A

IMPORTANT LEGAL INFORMATION

ProCap Financial, Inc., a Delaware corporation (“ProCap Financial”) and Columbus Circle Capital Corp I, a Cayman Islands exempt company (“CCCM”) intend to file with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (as may be amended, the “Registration Statement”), which will include a preliminary proxy statement of CCCM and a prospectus (the “Proxy Statement/Prospectus”) in connection with (i) the proposed Business Combination, to be effected subject to and in accordance with the terms of the Business Combination Agreement dated as of June 23, 2025 (as amended on July 28, 2025, and as may be further modified, amended or supplemented from time to time, the “Business Combination Agreement”), by and among ProCap Financial, CCCM, Crius SPAC Merger Sub, Inc., a Delaware corporation, Crius Merger Sub, LLC, a Delaware limited liability company, ProCap BTC, LLC, a Delaware limited liability company (“ProCap BTC”), and Inflection Points Inc, d/b/a Professional Capital Management, a Delaware corporation (collectively with all of the related actions and transactions contemplated by such agreement, the “Business Combination”), (ii) a private placement of non-voting preferred units (“ProCap BTC Preferred Units”) of ProCap BTC to certain “qualified institutional buyers” as defined in Rule 144A of the Securities Act of 1933, as amended (the “Securities Act”), or institutional “accredited investors” (as defined in Rule 506 of Regulation D)(such investors, “qualifying institutional investors”)(the “Preferred Equity Investment”) pursuant to preferred equity subscription agreements, and (iii) commitments by qualifying institutional investors to purchase convertible notes (“Convertible Notes”) issuable in connection with the closing of the Proposed Transactions by ProCap Financial (the “Convertible Note Offering” and, together with the Preferred Equity Investment and the Business Combination, the “Proposed Transactions”) pursuant to convertible notes subscription agreements. The definitive proxy statement and other relevant documents will be mailed to shareholders of CCCM as of a record date to be established for voting on the Proposed Transactions and other matters as described in the Proxy Statement/Prospectus. CCCM and/or ProCap Financial will also file other documents regarding the Proposed Transactions with the SEC. This communication does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF CCCM AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH CCCM’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT CCCM, PROCAP BTC, PROCAP FINANCIAL AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by CCCM and ProCap Financial, without charge, once available, on the SEC’s website at www.sec.gov, or by directing a request to: Columbus Circle Capital Corp. I, 3 Columbus Circle, 24th Floor, New York, NY 10019; e-mail: IR@ColumbusCircleCap.com, or upon written request to ProCap Financial Inc. at 600 Lexington Ave., Floor 2, New York, NY 10022, respectively.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE PROPOSED TRANSACTIONS OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The offer and sale of the Convertible Notes to be issued by ProCap Financial pursuant to the Convertible Note Offering and the offer and sale of the ProCap BTC Preferred Units in the Preferred Equity Investment, in connection with the Proposed Transactions, has not been registered under the Securities Act of 1933, as amended (the “Securities Act”) and such securities may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in Solicitation

CCCM, ProCap BTC, ProCap Financial and their respective directors, executive officers, certain of their shareholders and other members of management and employees may be deemed under SEC rules to be participants in the solicitation of proxies from CCCM’s shareholders in connection with the Proposed Transactions. A list of the names of such persons, and information regarding their interests in the Proposed Transactions and their ownership of CCCM’s securities are, or will be, contained in CCCM’s filings with the SEC, including the final prospectus for CCCM’s initial public offering filed with the SEC on May 19, 2025 (the “IPO Prospectus”). Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of CCCM’s shareholders in connection with the Proposed Transactions, including the names and interests of ProCap BTC’s and ProCap Financial’s respective directors or managers and executive officers, will be set forth in the Registration Statement and Proxy Statement/Prospectus, which is expected to be filed by ProCap Financial and CCCM with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This communication and the information contained herein is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of CCCM, ProCap BTC or ProCap Financial, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Transactions involving ProCap Financial, ProCap BTC, and CCCM, including expectations, hopes, beliefs, intentions, plans , prospects, financial results or strategies regarding ProCap BTC, ProCap Financial, CCCM and the Proposed Transactions, statements regarding the anticipated benefits and timing of the completion of the Proposed Transactions, the assets that may be held by ProCap BTC and ProCap Financial and the value thereof, the price and volatility of bitcoin, bitcoin’s growing prominence as a digital asset and as the foundation of a new financial system, ProCap Financial’s listing on any securities exchange, the macro and political conditions surrounding bitcoin, the planned business strategy including ProCap Financial’s ability to develop a corporate architecture capable of supporting financial products built with and on bitcoin including native lending models, capital market instruments, and future innovations that will replace legacy financial tools with bitcoin- aligned alternatives, plans and use of proceeds, objectives of management for future operations of ProCap Financial, the upside potential and opportunity for investors, ProCap Financial’s plan for value creation and strategic advantages, market size and growth opportunities, regulatory conditions, technological and market trends, future financial condition and performance and expected financial impacts of the Proposed Transactions, the satisfaction of closing conditions to the Proposed Transactions and the level of redemptions of CCCM’s public shareholders, and ProCap Financial’s expectations, intentions, strategies, assumptions or beliefs about future events, results of operations or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events or conditions that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, but not limited to: the risk that the Proposed Transactions may not be completed in a timely manner or at all, which may adversely affect the price of CCCM’s securities; the risk that the Proposed Transactions may not be completed by CCCM’s business combination deadline; the failure by the parties to satisfy the conditions to the consummation of the Proposed Transactions, including the approval of CCCM’s shareholders; failure to realize the anticipated benefits of the Proposed Transactions; the level of redemptions of the CCCM’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A ordinary shares of CCCM or the shares of common stock, par value $0.001 per share, of ProCap Financial (“Pubco Common Stock”) to be listed in connection with the Proposed Transactions; the insufficiency of the third-party fairness opinion for the board of directors of CCCM in determining whether or not to pursue the Proposed Transactions; the failure of ProCap Financial to obtain or maintain the listing of its securities on any securities exchange after the closing of the Proposed Transactions; risks associated with CCCM, ProCap BTC and ProCap Financial’s ability to consummate the Proposed Transactions timely or at all, including in connection with potential regulatory delays or impediments, changes in bitcoin prices or for other reasons; costs related to the Proposed Transactions and as a result of becoming a public company; changes in business, market, financial, political and regulatory conditions; risks relating to ProCap Financial’s anticipated operations and business, including the highly volatile nature of the price of bitcoin; the risk that ProCap Financial’s stock price will be highly correlated to the price of bitcoin and the price of bitcoin may decrease between the signing of the definitive documents for the Proposed Transactions and the closing of the Proposed Transactions or at any time after the closing of the Proposed Transactions; asset security and risks associated with CCCM, ProCap BTC and ProCap Financial’s ability to consummate the Proposed Transactions timely or at all, including in connection with potential regulatory delays or impediments, changes in bitcoin prices or for other reasons; risks related to increased competition in the industries in which ProCap Financial will operate; risks relating to significant legal, commercial, regulatory and technical uncertainty regarding bitcoin; risks relating to the treatment of crypto assets for U.S. and foreign tax purposes; risks related to the ability of ProCap BTC and ProCap Financial to execute their business plans; the risks that launching and growing ProCap Financial’s bitcoin treasury advisory and services in digital marketing and strategy could be difficult; challenges in implementing ProCap Financial’s business plan, due to operational challenges, significant competition and regulation; risks associated with the possibility of ProCap Financial being considered to be a “shell company” by any stock exchange on which ProCap Financial’s common stock will be listed or by the SEC, which may impact ProCap Financial’s ability to list Pubco Common Stock and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities, which could impact materially the time, cost and ability of ProCap Financial to raise capital after the closing of the Proposed Transactions; the outcome of any potential legal proceedings that may be instituted against ProCap Financial, ProCap BTC, CCCM or others in connection with or following announcement of the Proposed Transactions, and those risk factors discussed in documents that ProCap Financial and/or CCCM filed, or that will be filed, with the SEC, including as will be set forth in the Registration Statement to be filed with the SEC in connection with the Proposed Transactions.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the IPO Prospectus, CCCM’s Quarterly Reports on Form 10-Q and CCCM’s Annual Reports on Form 10-K that will be filed by CCCM from time to time, the Registration Statement that will be filed by ProCap Financial and CCCM and the Proxy Statement/Prospectus contained therein, and other documents that have been or will be filed by CCCM and ProCap Financial from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that neither CCCM nor ProCap Financial presently know or that CCCM and ProCap Financial currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and each of CCCM, ProCap BTC, and ProCap Financial assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither CCCM, ProCap BTC, nor ProCap Financial gives any assurance that any of CCCM, ProCap BTC or ProCap Financial will achieve their respective expectations. The inclusion of any statement in this communication does not constitute an admission by CCCM, ProCap BTC or ProCap Financial or any other person that the events or circumstances described in such statement are material.

Media Contacts

Ebony Lewkovitz
ebony@edencommunications.com

Larissa Bundziak
larissa@edencommunications.com

Dan Nash
IR@ColumbusCircleCap.com